SD
4-2-04

04016985

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

4-1-04

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Date of Inception 05/14/02 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

RECEIVED MAR 30 2004 PROCESSING SECTION 187

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWBT Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 Post Oak Parkway
(No. and Street)

Houston	Texas	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jenifer D. Stepanik 713-232-1286
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers
(Name – *if individual, state last, first, middle name*)

1201 Louisiana, Suite 2900	Houston	TX	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jenifer D. Stepanik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWBT Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KITTY A. SULLIVAN
NOTARY PUBLIC
STATE OF TEXAS
My Commission Expires
OCTOBER 28, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWBT Securities, Inc.

Financial Statements and Supplemental Schedules
December 31, 2003 and 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors

To the Board of Directors and Shareholder of
SWBT Securities, Inc.

In our opinion, the accompanying balance sheet and the related statements of operations, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of SWBT Securities, Inc. ("the Company") at December 31, 2003 and 2002, and the results of its operations and its cash flows for the year ended December 31, 2003, and the period from May 14, 2002 (date of inception) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 16, 2004

SWBT Securities, Inc.
Balance Sheet
December 31, 2003 and 2002

(dollars in thousands, except per share amount)	2003	2002
Assets		
Cash and cash equivalents	$ 311	$ 979
Deposits with clearing organization	100	-
Receivable from clearing organization	130	-
Income taxes receivable from parent	136	7
Total assets	$ 677	$ 986
Liabilities and Shareholder's Equity		
Payable to clearing organization	$ 18	$ -
Total liabilities	18	-
Commitments and contingent liabilities		
Shareholder's equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	1	1
Additional paid-in capital	999	999
Accumulated deficit	(341)	(14)
Total shareholder's equity	659	986
Total liabilities and shareholder's equity	$ 677	$ 986

The accompanying notes are an integral part of these financial statements.

SWBT Securities, Inc.
Statement of Operations
Year Ended December 31, 2003 and the Period From May 14, 2002 (Date of Inception) to December 31, 2002

(dollars in thousands)	2003	2002
Revenues		
Commissions	$ 978	$ -
Interest and dividends	6	7
Investment advisory fees	50	-
Total revenue	1,034	7
Expenses		
Employee compensation and benefits	1,018	-
Clearance fees	111	-
Professional services	241	28
Occupancy	27	-
Other expenses	140	-
Total expenses	1,537	28
Loss before income taxes	(503)	(21)
Benefit in lieu of income taxes	(176)	(7)
Net loss	$ (327)	$ (14)

The accompanying notes are an integral part of these financial statements.

SWBT Securities, Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2003 and the Period From May 14, 2002 (Date of Inception) to December 31, 2002

(dollars in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
Issuance of common stock on May 14, 2002	1,000	$ 1	$ 999	$ -	$ 1,000
Net loss				(14)	(14)
Balances at December 31, 2002	1,000	1	999	(14)	986
Net loss				(327)	(327)
Balances at December 31, 2003	1,000	$ 1	$ 999	$ (341)	$ 659

The accompanying notes are an integral part of these financial statements.

SWBT Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2003 and the Period From May 14, 2002 (Date of Inception) to December 31, 2002

(dollars in thousands)	2003	2002
Cash flows from operating activities:		
Net loss	$ (327)	$ (14)
Adjustments to reconcile net loss to net cash used in operating activities		
(Increase) decrease in operating assets		
Deposits with clearing organization	(100)	-
Net receivable from clearing organization	(112)	-
Other, net	(129)	(7)
Total adjustments	(341)	(7)
Net cash used in operating activities	(668)	(21)
Cash flows from financing activities:		
Issuance of common stock	-	1,000
Net cash provided by financing activities	-	1,000
Increase (decrease) in cash and cash equivalents	(668)	979
Cash and cash equivalents		
Beginning of year	979	-
End of year	$ 311	$ 979

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

SWBT Securities, Inc. ("the Company") is a wholly owned subsidiary of Southwest Bank of Texas, NA ("the Parent"), an indirect wholly owned subsidiary of Southwest Bancorporation of Texas, Inc. ("the Bancorp"). The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 as a general securities dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is also licensed as a registered investment advisor and licensed by the State of Texas as an insurance agency. The Company has a clearing agreement with Pershing, LLC ("the Clearing Organization") who carries the accounts of the Company on a fully disclosed basis. The Company must maintain a minimum net capital requirement of $250,000 pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-1 (a)(2)(i) ("the Net Capital Rule"). The Company does not hold customer funds or securities and, accordingly, is exempt from SEC Customer Protection Rule 15c3-3, subparagraph (k)(2)(ii).

The Company brokers in U.S. Government and agency obligations, corporate debt and equity securities, municipal securities, mortgage and other asset-backed securities, and money market instruments. Additionally, the Company offers mutual funds, annuities, and life insurance products. The Company provides these services to individual and corporate clients of the Parent.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment advisory.

The Company had no subordinated liabilities during the year ended December 31, 2003. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2003, and the period from May 14, 2002 (date of inception) to December 31, 2002.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value. The Company owned no securities at December 31, 2003 and 2002.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Investment Advisory Income
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes
The Company is included in the consolidated Federal income tax return filed by the Bancorp. In accordance with the tax sharing agreement between the Company, its Parent and the Bancorp, Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Deposits With Clearing Organization

Under the terms of the clearing agreements between the Company and the Clearing Organization, the Company is required to maintain a certain level of cash or securities on deposit with the Clearing Organization. Should the Clearing Organization suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the Clearing Organization. The Company has funds invested in a money market account on deposit with the Clearing Organization to meet this requirement. As of December 31, 2003, there were no amounts owed to the Clearing Organization by the Company's customers.

4. Receivable from and Payable to Clearing Organization

The Company clears certain of its proprietary and customer transactions through clearing organizations on a fully disclosed basis. The amount receivable from the Clearing Organization relates to commissions and advisory fees due the Company from customer transactions. The amount payable to the Clearing Organization relates to clearance fees on the aforementioned transactions and is collateralized by deposits with the Clearing Organization.

5. Receivable from and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. There were no accounts receivable from and payable to customers as of December 31, 2003 and 2002.

6. Income Taxes

For Federal income tax purposes, the Company is included in the consolidated income tax return of the Bancorp. The Bancorp determines the Company's Federal income tax expense or benefit on a separate return basis.

The income tax benefit included in the statement of operations for the year ended December 31, 2003, and the period from May 14, 2002 (date of inception) to December 31, 2002, is calculated by multiplying the Company's net loss times the statutory Federal tax rate of 35 percent.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $508,000 which was $258,000 in excess of the $250,000 minimum net capital requirement for the Company. The Company's ratio of aggregate indebtedness to net capital was .0354 to 1 at December 31, 2003.

8. Commitments and Contingencies

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

9. Related-Party Transactions

Salaries and other employee benefits for employees, certain data processing expenses, and office rent are paid by the Parent on behalf of the Company. The Company recognized $1,018,000, $65,000, $131,000 and $27,000 for employee compensation and benefits expense, professional services, other expenses and occupancy expense, respectively, during 2003.

10. Disclosures About Guarantees

The Company clears all of its securities transactions through the Clearing Organization on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the Clearing Organization, the Clearing Organization has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Organization, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to the right. During the 2003, the Company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the Clearing Organization and all counterparties with which it conducts business.

11. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company is responsible to its Clearing Organization for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the Clearing Organization must purchase or sell a financial instrument at prevailing market prices. The Company and its Clearing Organization seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities that expose the Company to off-balance sheet credit and market risk. The Company's principal activities and exposure to credit risk, associated with customers not fulfilling their contractual obligations, can be directly impacted by volatile trading markets. Receivables from and payables to brokers, dealers, customers, and noncustomers include unsettled trades which may expose the Company to credit and market risk in the event the customer is unable to fulfill its contractual obligations.

SWBT Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003 — Schedule I

(dollars in thousands)

Net capital		
Total stockholder's equity (from the consolidated statement of financial condition)	$	659
Less:		
Nonallowable assets:		
Income tax receivable from parent		136
Other receivables		9
Total nonallowable assets		145
Haircut on securities positions		6
Net capital	$	508
Aggregate indebtedness		
Items included on statement of financial condition		
Payable to Clearing Organization	$	18
Total aggregate indebtedness	$	18
Computation of basic net capital requirement		
Minimum net capital required	$	250
Excess net capital	$	258
Ratio: Aggregate indebtedness to net capital		0.0354 to 1

There are no material differences between the above computation of net capital under Rule 15c3-1 and that filed with the Company's unaudited December 31, 2003 Focus Report, as amended.

SWBT Securities, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003 **Schedule II**

The Company is exempt from reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors on Internal Control
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Shareholder of
SWBT Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of SWBT Securities, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 16, 2004

SWBT
SECURITIES, INC.
A SOUTHWEST BANK OF TEXAS COMPANY

P.O. Box 27459 ★ Houston, TX 77227-7459
713.232.2222
www.swbanktx.com

March 29, 2004

SEC - Washington
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

RECEIVED
MAR 30 2004

Re: Annual Audit Report for SWBT Securities, Inc.
SEC File Number 8-65399
CRD #120145

Dear Sir/Madam:

Enclosed please find the Annual Audit Report for SWBT Securities, Inc., for the year ending December 31, 2003 and a copy of the letter from the NASD granting an extension of the filing to March 30, 2004.

Should you have any questions regarding the receipt of this filing, please let us know.

Sincerely,

Pamela J. Beckstrom
Pamela J. Beckstrom
Compliance Officer, VP
713-232-1774

Enclosures: as stated

NASD

February 27, 2004

SWBT Securities, Inc.
P. O. Box 27459
Houston, TX 77227-7459
Attn.: Kelly O. Schmalhausen, SVP – Senior Compliance Officer

MAR 30 2004

Re: Filing of Annual Audit Report for SWBT Securities, Inc.
For the year ending December 31, 2003

Ladies and Gentlemen:

This is in response to your letter of February 23, 2004, in which you requested an extension until March 31, 2003 for the filing of the audit report specified in SEC Rule 17a-5(d). Based upon the representations presented, please be advised that the extension can only be granted for 30 days beyond the original due date. Therefore, an extension is granted, however the reports will be due on March 30, 2004. If you have any questions, please let me know.

Sincerely,

Virginia F. M. Jans
Associate Vice President and Director

/jw

cc: Eleanor Sabalbaro – Member Regulation Programs

Dallas District Office
12801 North Central Expressway
Suite 1050
Dallas, TX
75243-1778

tel 972 701 8554
fax 972 716 7646
www.nasd.com